Exhibit 99.1

Draganfly Launches North American Manufactured Draganflyer Commander2 Drone

Los Angeles, CA. August 12, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that it is launching its new, North American designed and built, Draganflyer Commander2 drone system.

One of the most important features of the new Draganflyer Commander2 system is that it has been exclusively designed, developed, and manufactured in Canada, and fully complies with “Built-in-North America” requirements to take maximum advantage of federal regulatory requirements concerning the origin and security of drone systems and devices.

The Draganflyer Commander2 is a small Unmanned Aerial System (sUAS) and replaces the highly respected Commander platform launched in 2015. The new model improves operational capabilities and payload options, as well as offering new North American built and sourced flight controllers, sensors, communications, and utilises Mav-Link based mission planning software.

With its high endurance capability, and long-life power system, the Commander2 is a fully customizable platform that can be tailored to meet the most demanding client needs. Backed by two decades of UAV development experience, Draganfly’s latest class leading drone is ready to answer the needs of the commercial, farming, geological, military and emergency services sectors.

Cory Baker is Draganfly’s Production Manager: “Integrity and data security are of the highest importance to Draganfly’s clients, and the improved Commander platform delivers in those key areas. Shifts in federal requirements have also made commercial users reconsider their UAV needs, and Commander2 has the solutions to answer that demand.”

Speaking ahead of the Commander2’s launch, Draganfly SVP Global Sales, John Bagocius commented: “The needs of our clients and the regulatory landscape are both constantly changing, and Draganfly’s team of talented engineers are always ready to respond to those challenges.”

The Draganflyer Commander2 will be showcased at the upcoming AUVSI Xponential event taking place between August 16 -19, 2021, at the Georgia World Congress, in Atlanta. Click to learn more about our presence at AUVSI.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 23 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to launch of the Draganflyer Commander2 drone system. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.